Exhibit 99.1

Defense & Drone Companies Place Repeat Orders with Mobilicom

●	One of the world’s largest Tier-1 military drone manufacturers placed a follow-on order for an additional Mobilicom Mesh networking product

●	The repeat orders demonstrate market traction for Mobilicom’s solutions that are used in drones and military settings

Shoham, Israel, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has secured two follow-on orders, including one order from a large Tier-1 customer.

One of Mobilicom’s current customers, a Tier-1 global leader in the defense and aerospace market, and one of the largest drone manufacturers in the world, placed an order for Mesh Networking to be embedded into a new platform solution. The customer had previously purchased SkyHopper Datalinks. The MCU-30 (part of the Mesh Networking products family) is a cybersecure combined Software Defined Radio (SDR) with mobile MESH and IP communications that connect multiple platforms to a fleet and swarm operation.

Another current Mobilicom customer, a maker of remote controlled weapons stations (RCWS), placed a repeat order for more Mobile Ground Control Stations. The customer had previously made an initial purchase in its design phase, followed by a scale-up order earlier this year as its system entered commercialization, and continues to order Mobilicom’s systems as demand increases. Mobile Ground Control Stations are a critical component of remote-controlled weapons systems, one of the fastest growing segments in the defense industry.

“Security, defense, and highly targeted military operations are increasingly deploying autonomous, uncrewed, and aerial systems. Recent events underscore the need for preparedness. Mobilicom is proud to have a key role in bringing the most advanced cybersecure drone systems to those who secure peace and protect the innocent,” stated Mobilicom CEO and Founder Oren Elkayam.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the increasing deployment of autonomous, uncrewed, and aerial systems in security, defense, and highly targeted military operations and the Company’s key role in bringing the most advanced cybersecure drone systems. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com